UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010	Commission File Number: 001-33838

HARRY WINSTON DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 5th day of May, 2010.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By: /s/ LYLE R. HEPBURN
      Name: Lyle R. Hepburn
      Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Notice of Annual Meeting and Management Proxy Circular of Harry Winston Diamond Corporation dated April 19, 2010.

99.2	Proxy solicited by Management and the Board of Directors of Harry Winston Diamond Corporation.

99.3	Annual Request Form in accordance with National Instrument 51-102 regarding Supplemental Mailing List for Harry Winston Diamond Corporation.

99.4	2009-2010 Annual Report of Harry Winston Diamond Corporation to its Shareholders.